YOUNG & PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

YOUNG & PARTNERS LLC
(A Limited Liability Company)

DECEMBER 31, 2025

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managing Member
Young & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Young & Partners LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Young & Partners LLC's management. Our responsibility is to express an opinion on Young & Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Young & Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Young & Partners LLC's auditor since 2006.
New York, New York
February 27, 2026


YOUNG & PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025



ASSETS


Cash	$	835,410
Accounts receivable		64,385
Prepaid expenses and deposits		27,676
Fixed assets, net of accumulated depreciation of $259,894		6,433
TOTAL ASSETS	$	933,904


LIABILITIES AND MEMBERS' EQUITY


Liabilities:		
Accounts payable and accrued expenses	$	6,256
Total liabilities		6,256
Members' equity		927,648
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	933,904


See accompanying notes to the statement of financial condition

2


NOTE 1.   <u>ORGANIZATION</u>

Young & Partners LLC (the "Company") was organized as a limited liability company under the laws of the state of Delaware in 1995 for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statement has been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

<u>Revenue Recognition</u>

The Company recognizes revenue as earned based on when performance obligations are met. Revenue from contracts with customers includes fees from mergers and acquisitions, advisory and corporate finance (including private placements) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. These fees are generally fixed in nature, being earned as performance obligations are completed. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. On occasion, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract and whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain events.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Current Expected Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that credit risk associated with accounts receivable is related to a client's inability to fulfill its contractual obligations. Management monitors the credit risk of clients and considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company had $64,385 in accounts receivable at December 31, 2025 and $50,000 in accounts receivable at December 31, 2024. The Company had no allowance for credit losses as of December 31, 2025 and December 31, 2024.

Recently Adopted Accounting Pronouncement

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09). ASU 2023-09 requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025. See Income Taxes below for further information.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company files its income tax returns with the Internal Revenue Service, New York State and New York City. The Company also pays an annual franchise tax to the state of Delaware.

The Company is an unincorporated entity and is classified and treated as a partnership for federal and state income tax purposes. Each member is individually responsible for reporting income or loss based on such member's respective share of the Company's

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes (continued)

income and expenses as reported for income tax purposes. No provision for federal or state income taxes has been made since the Company is not subject to income tax. No provision for local income tax was made for the New York City Unincorporated Business Tax because none was owed.

The Company utilizes an asset and liability approach to financial accounting and reporting for income tax benefits and deferred liabilities at the local level. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has New York City net operating loss carryforwards of approximately $1,162,360 which are available to reduce future taxable income. Such loss carryforwards expire as follows:

Year Ending December 31:	Amount
2033	$ 517,259
2034	170,035
2035	418,425
2036	53,121
No expiration	3,520
Total	$ 1,162,360

The net operating loss carryforwards give rise to a deferred tax asset of approximately $46,494. The Company has determined that a valuation allowance against such deferred tax asset is necessary.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Segment Reporting

The Company is engaged in a single line of business as a licensed broker-dealer providing financing, M&A and advisory services to clients. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are $933,904.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition through the date of issuance of this financial statement for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. **NET CAPITAL REQUIREMENT**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2025, the Company's net capital was $829,154, which was in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.75 at December 31, 2025.

NOTE 4. **COMMITMENTS**

The Company leases its office premises under a renewable, one-year rental agreement that ends on December 31 each year unless renewed, to which the Company has elected to apply the ASC Topic 842, Leases, practical expedient for short-term leases with a term of one year or less.

NOTE 5. **SIGNIFICANT AREAS OF BUSINESS**

During 2025, the Company earned 100% of its fees from customers in the chemical and life sciences industries.

NOTE 6. **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.